Exhibit 21

Subsidiaries	Jurisdiction of Organization

Tractor Supply Co. of Michigan, LLC	Michigan
Tractor Supply Co. of Texas, LP	Texas
Dels Farm Supply, LLC	Delaware
TSC Purchasing LLC	Delaware
TSC Franklin DC, LLC	Delaware
TSC SSC Bond, LLC	Delaware